

August 13, 2010

Andrew Chien
SEC Filing Agency
USChina Taiwan Inc.
665 Ellsworth Avenue
New Haven, CT 06511

> **Re:** **USChina Taiwan Inc.**
> **Amendment No. 11 to Registration Statement on Form S-1**
> **Filed August 2, 2010**
> **File No. 333-165526**

Dear Mr. Chien:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. Throughout the prospectus numerous statements in your disclosure are unclear because they are not written in plain English or the concept is not fully described. For example only, see the following:

   - For example, the success of Taiwan President Ma's election caused China's more investment in Taiwan recently and the small entrepreneurs of Taiwan, who engaged in exporting to Mainland of China, have more brisk business activities. This indicates that the political environment has big influences on our potential business; (page 13)

   - Although the spin-off is for the valid business purposes, we should register theses shares for the effectiveness of spin-off and going public purposes; (page 17)

   - Taiwan has certain financial resources. It is a good place for US public companies to consider Regulation S offering, of which we will fully consider in application (page 28); and

- We will analyze and control our weakness to comply with all laws and rules. For example, one weakness is that we don't have any independent directors to monitor our work. We will overcome the weakness by enhancing our manager's work ethics (page 29).

Please review your entire prospectus to ensure that your disclosure throughout is written in plain English and the concepts that you describe are fully explained. See Rule 421(b) of Regulation C.

2. Please tell us whether you have retained or plan to retain individuals to prepare your financial statements, whether or not such persons are employees of the company. If so, disclose the following or tell us why the information is not material:

- The role that such persons take in preparing your financial statements;

- The qualifications of such persons, including their experience in preparing and/or auditing financial statements prepared in accordance with U.S. GAAP;

- Whether such persons hold and maintain any professional designations such as a Certified Public Accountant (U.S.); and

- Why you believe such persons are qualified to prepare your financial statements in accordance with U.S. GAAP.

3. If you have retained, or plan to retain, an accounting firm or other third-party organization to prepare your financial statements, please tell us:

- The name and address of the accounting firm or organization;

- The qualifications of their employees and why you believe such employees are qualified to prepare your financial statements in accordance with U.S. GAAP; and

- The total amount of time spent or to be spent and the fees paid or to be paid to such accounting firm or organization in connection with the preparation of your financial statements.

4. On page 31, you disclose that you may accept stock as compensation from the companies for which you provide services. If you intend to hold the stock received as compensation, please provide us with a detailed analysis of whether you would be considered an investment company subject to compliance with the Investment Company Act of 1940. If you intend to rely on an exemption from the Investment Company Act, please provide us with a detailed analysis of the exemption and the factual basis for your reliance on the exemption. We will refer your response to the Division of Investment Management for further review.

Risk Factors, page 7

3. Our sole officer (director) has little experience in running a public company of accounting and disclosures …, page 8

5.   Considering Mr. Hong's limited experience, describe the controls you maintain to ensure that the activities you conduct and the transactions you consummate are recorded in accordance with, or converted to, U.S. GAAP for SEC reporting purposes.

5. Our only Officer, Mr. Hong, has limited financial capability…, page 9

6.   Please amend your disclosure to describe the extent of Mr. Hong's knowledge of U.S. GAAP as well as SEC reporting and disclosure requirements and how Mr. Hong intends to satisfy SEC reporting and disclosure requirements.

Financial Statements

General

7.   Please amend your filing to comply with Rule 8-08 of Regulation S-X related to the updating requirements for the financial information presented within your prospectus.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Mark Rakip at (202) 551-3573 or Kevin Woody, Branch Chief at (202) 551-3629 if you have questions regarding comments on the financial statements and related matters. Please contact Phil Rothenberg at (202) 551-3466 or me at (202) 551-3655 with any other questions.

Sincerely,

Sonia Barros
Special Counsel